UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                         0-26186
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                                                                 SEC FILE NUMBER

                                                                     539440-10-7
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                                                                    CUSIP NUMBER

                                  (Check One):

                          [ ] Form 10-K [ ] Form 20-F
                         [ ] Form 11-K [x] Form 10-Q [
                         [ ] Form N-SAR [ ] Form N-CSR
                        For Period Ended: March 31, 2004

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:   N/A
                                                   -------


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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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PART I-REGISTRANT INFORMATION

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         Full Name of Registrant:
                           LMIC, Inc.

         Former Name if Applicable:
                           Cheshire Distributors, Inc.

         Address of Principal Executive Office (Street and Number):
                           6435 Virginia Manor Road

         City, State and Zip Code
                           Beltsville, MD 20705

PART II-RULES 12B-25 (b) AND (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate) [x]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III-NARRATIVE

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         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K,
10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The quarterly report on Form 10-QSB could not be filed within the prescribed time period because the Company completed (i) a reverse-merger transaction with Linsang Manufacturing, Inc. and (ii) a series of private placement transactions of its common stock and certain convertible debt in the past year. The foregoing events require modification to the disclosure in the Company's quarterly report. Accordingly, the Company needs additional time to complete the disclosure in the quarterly report on Form 10-QSB as required under the Securities Exchange Act of 1934.


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PART IV-OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification

Mary Faith Boyer                            (240)             240-8341
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(Name)                                      (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [x] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [x] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         We are delayed in filing our 10-QSB due to the fact that the Company underwent a reverse merger in July of 2003. There will be significant material changes because the entity is no longer a shell company, but is an operating manufacturing services company. In fiscal quarter ended March 31, 2004, LMIC generated assets of approximately $13,519,000, liabilities of approximately $13,444,000, and a new loss of approximately $2,060,000 for the quarter ended March 31, 2004. See also above in Part III.

                                  LMIC, Inc.
                                  --------------------------------------------
                                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     May 17, 2004              By: /s/ Luis P. Negrete
     ---------------------              ------------------------------
                                    Name:  Luis P. Negrete
                                    Title: President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).